April 12, 2021



VIA ELECTRONIC MAIL

Christopher J. Madin
Vice President, Corporate Counsel
The Prudential Insurance Company of America
280 Trumbull Street
Hartford, CT 06103

           RE:      Pruco Life Insurance Company   s VUL Protector
                    Initial Registration Statement on Form N-6
                    File No. 333-252985

Dear Mr. Madin:

        The staff has reviewed the above-referenced initial registration statement, which the
Commission received on February 11, 2021. Comments and page references correspond to the numbering at the top of the pages of the filings provided to staff via EDGAR. Based on our review, we have the following comments. 1

General Comments

1. Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to the registration statement.
           We may have further comments when you supply the omitted information.

2. Please include page numbers to cross-references throughout the prospectus.

3. Please disclose to the staff whether there are any types of guarantees or support agreements with third parties to support any Contract features or benefits, or whether Prudential will be solely responsible for any benefits or features associated with the Contract.

4. All references to website addresses for contract-related documents should be to the landing page address.



1
     Capitalized terms have the same meaning as in the registration statement unless otherwise indicated.
 Christopher J. Madin
Pruco Life Insurance Company Variable Universal Life
April 12, 2021
Page 2 of 5

Cover Page

5.      Please add the Free-look legend. (See Form N-6, Item 1(a)(8)).

Key Information (pp. 6-7)

6.      Please remove the    glossary    and    table of contents    headers
from each page.

7. Please provide cross-references for every row to the location in the Statutory
        Prospectus where the subject matter is described in greater detail. (See Instruction
        1(b) to Item 2).

8.      With respect to the    Charges For Early Withdrawals    section, please
disclose the
        maximum surrender charge (as a percentage of contribution/premium or amount surrendered), and the maximum number of years that a surrender charge may be assessed since the last premium payment under the Contract. (See Instruction 2(a) to
        Item 2).

9.      With respect to the    Risks Associated With Investment Options
section, please
        provide cross references to the sections of the prospectus that discuss each risk in greater detail, including, a cross-reference, as appropriate, to the Principal Risk section.

10.     With respect to the last sentence in the    Insurance Company Risks
section, please
        revise to    is available upon request.

11.     With respect to the third paragraph in the    Optional Benefits
section, please state
        the effect of withdrawals exceeding certain limits. (See Instruction 4(b) to Item 2).

Overview of the Contract (pp. 8-9)

12.     With respect to the    Premiums    section, please state whether
restrictions may be
        imposed on premiums (e.g., by age of insured, or by amount). (See Item 3(b)(2)).

13.     With respect to the last sentence in the    Investment Choices
paragraph,
        prominently disclose that additional information about each Portfolio Company is provided in an appendix to the prospectus. (See Instruction 1 to Item 3(b)(3)).

Fee Table (pp. 9-11)

14.     With respect to the    Amount Deducted    column, please include the
basis on which
        the charge is imposed. (See Instruction 1(f) to Item 4).

15.     Please change    Sales Charge On Premiums (load)    to    Maximum Sales
Charge
        Imposed on Premiums (load).    (See Item 4).
 Christopher J. Madin
Pruco Life Insurance Company Variable Universal Life
April 12, 2021
Page 3 of 5

16.     Please change    Premium-Based Administrative Charge    to    Premium
Taxes.    (See
        Item 4).

17.     Please change    Surrender Charge    to    Other Surrender Fees.
(See Instruction 2(a)
        to Item 4).

18. With respect to footnotes one and two, please supplementally explain why registrant has different representative insureds for these various charges.

19. With respect to the narrative immediately after footnotes one and two, please delete
           maximum    as the corresponding table describes minimum and maximum
contract
        fees.

20.     In the disclosure please explain why registrant labels certain charges
as    initial
        throughout the fee table.

21.     Please change    Administrative Charge For Basic Insurance Amount    to
   Monthly
        Maintenance Fee.    (See Instruction 3(c) to Item 4).

22.     Please delete footnote ten as the information is not needed.

Summary of Principal Risks of Investing in the Contract (pp. 11-12)


23.     The following do not appear to be principal risks,    Limitations On
Transfers,    and
           Replacement Of a Contract.    Please move these contract
terms/restrictions to
        appropriate section of the registration statement or delete.

Charges and Expenses (pp. 15-18)

24.     With respect to the table in the    Cost of Insurance    (COI) section,
because there are
        two standard benefits that can be selected, is the COI different for each? If so, specifically show the charges under each option in the fee table.

Riders (pp. 23-31)

25. With respect to the bulleted available riders in the first paragraph, please provide one or more examples illustrating the operation of each benefit in a clear, concise, and understandable manner. (See last instruction to Item 11).

Premiums (pp. 31-35)

26.     Please add each of dollar cost averaging and auto-rebalancing to table
in the    Other
        Benefits Available Under the Contract    and to the    Overview of the
Contract
        section.
 Christopher J. Madin
Pruco Life Insurance Company Variable Universal Life
April 12, 2021
Page 4 of 5

Additional Information (p. 42)

27.     Please move a discussion of    Cyber Security Risks and Business
Continuity Risks
        to the principal risks section, or delete this section from the prospectus.

Glossary: Definitions of Special Terms Used in This Prospectus (pp. 42-44)

28. Please move glossary to the front of the prospectus prior to the key information table.

Appendix B (pp. 50-57)

29. Please delete the last sentence in the paragraph preceding the table beginning,
           [u]pdated performance information . . . .

30.     Please delete    Affiliated Funds,       Unaffiliated Funds    and the
name of trusts from
        the table headings.

31. With respect to the last paragraph in the Appendix, please reconcile the statement that copies of personalized illustrations can be obtained without charge where the fee table notes that investors can obtain one free illustration per year, but charged
        $25 for all others after the first illustration.

Additional Information About Operation of Contracts (pp. 61-62)

32. Please consider including the tables in this section in the statutory prospectus (as an appendix, etc.).

Part C: Other Information (pp. 65-72

33. Given that this is an initial registration statement, please confirm that the exhibits may be incorporated by reference with respect to this new product.

34. With respect to the signatures section, please provide two signature blocks, one for the Depositor and another for the registrant.

Financial Statements, Exhibits, and Certain Other Information

        Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Christopher J. Madin
Pruco Life Insurance Company Variable Universal Life
April 12, 2021
Page 5 of 5

                     *****************************************
         Responses to these comments should be made in a letter addressed to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

        Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

       If you have any questions, you are welcome to call me at (202) 551- 5912 or email me at mclarend@sec.gov.

                                                       Sincerely,

                                                       /s/ DeCarlo McLaren

                                                       DeCarlo McLaren
                                                       Senior Counsel
                                                       Disclosure Review Office

cc:     Andrea Ottomanelli Magovern, Assistant Director
        Michael Pawluk, Senior Special Counsel
        Sumeera Younis, Branch Chief